Exhibit 99.2

KINGSOFT CLOUD HOLDINGS LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC) will be held at 10:00 a.m. on December 17, 2021, Beijing Time. The EGM will be held at Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District, Beijing, the People’s Republic of China.

Holders of record of the Company’s ordinary shares, par value US$0.001 per share (“Ordinary Shares”), as of the Record Date (as defined below), are cordially invited to attend the EGM.

The EGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

Resolution 1: To elect Mr. Hangjun Ye as a director of the Company pursuant to paragraph 87(3) of the Amended and Restated Memorandum and Articles of Association.

Resolution 2: To increase the authorized share capital of the Company from US$4,000,000.00 divided into 4,000,000,000 ordinary shares with par value of US$0.001 each to US$40,000,000.00 divided into 40,000,000,000 ordinary shares with par value of US$0.001 each by creation of an additional 36,000,000,000 authorized but unissued ordinary shares with par value of US$0.001 each, and the registered office provider of the Company is instructed to make all necessary filings accordingly.

The proposed increase in the Company’s authorized share capital as described above does not change the Company’s issued share capital.

The resolutions put to the vote at the EGM will be decided by poll. The board of directors of the Company (the “Board of Directors”) recommends a vote “For” the resolutions.

The Board of Directors has fixed the close of business on November 10, 2021, as the record date (the “Record Date”). Only holders of record of the Company’s Ordinary Shares at the Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Please refer to the proxy form, which is attached to and made a part of this notice. The proxy form is also available for viewing on our website at http://ir.ksyun.com. Under the Company’s Articles of Association, holders of American Depositary Shares (“ADSs”), each representing fifteen Ordinary Shares of the Company, may not attend in person or vote at the EGM. Holders of record of ADSs as of the Record Date who wish to exercise their voting rights for the underlying Ordinary Shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs. The Bank of New York Mellon, as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the EGM the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders.

Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of the Company’s Ordinary Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 p.m., Eastern Time, on December 14, 2021 to ensure your representation at the EGM, and The Bank of New York Mellon must receive your voting instructions by no later than 12:00 p.m., Eastern Time, on December 9, 2021 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the EGM.

You may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.ksyun.com and from the SEC’s website at www.sec.gov.

By Order of the Board of Directors,

/s/ Yulin Wang
Yulin Wang
Director
On behalf of the Board
Beijing, China,
November 5, 2021